Exhibit 99.1

Press release

Biophytis Secures Non-Dilutive Bond Financing Line of up to €1 Million

Paris, France, Cambridge (Massachusetts, United States), August 5, 2025 – 11:00 p.m. CET – Biophytis SA (“the Company”), a pioneer in the development of transformative therapies for obesity, sarcopenia, and longevity, announces the establishment of a non-dilutive bond financing line for a maximum amount of €1 million with Hexagon Capital Fund, with an initial subscription of €100,000.

The proceeds from this private financing line will provide Biophytis SA with additional resources to fund its ongoing operations, primarily the continued clinical development of the OBA101 program. This transaction strengthens the Company’s cash position and enables it to cover its financing needs through the first quarter of 2026.

This financing takes the form of straight bond issuances with a nominal unit value of €1,000, which may be subscribed in minimum tranches of 100 bonds. The financing line is open for subscription from August 5, 2025 to July 31, 2026.

Each bond, with a nominal value of €1,000, will mature 24 months after its issuance date and will be amortized on a monthly basis.

The bonds will bear an annual interest rate of 12%, with repayment of principal and interest made on a bi-monthly basis. The Company retains the right to proceed with early repayment without penalty, and no collateral is required for this financing.

In the event of default, repayment may be made in shares, based on the volume-weighted average share price over three trading days of the holder’s choosing within the last 20 trading days, with a 20% discount applied.

Impact of Repayment in Shares of the 1,000 Bonds on Shareholder Ownership

The impact of converting the 1,000 bonds into shares on the ownership percentage of a shareholder holding 1% of the Company’s capital prior to the transaction (calculations based on the 27,624,248 shares comprising the share capital as of August 4, 2025) would be as follows:

Shareholder ownership %
Before repayment of the 1,000 bonds in shares	1,00%
After repayment of the 1,000 bonds in 5,154,639 shares[1]	0,89%

1 Number of shares resulting from this repayment calculated based on the closing share price of €0.194 on August 4, 2025.

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the “Risk and uncertainties the Company is to face” section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risk Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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